Exhibit 21.1

Sarepta Therapeutics, Inc.

Subsidiaries of the Registrant

Name	Jurisdiction of Incorporation
ST International Holdings, Inc.	Delaware, USA
STIH Two, Inc.	Delaware, USA
Sarepta Securities Corp.	Massachusetts, USA
Sarepta International CV	Netherlands
AVI BioPharma International Limited	United Kingdom